CHINA ENTERTAINMENT GROUP, INC.
Unit 3409 Shun Tak Centre, West Tower,
168-200 Connaught Road Central, Hong Kong
Tel: (852) 2313-1888
Fax: (852) 2191-9890

December 3, 2007

Via EDGAR and FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Mail Stop 4561
Attn:	Mr. Kevin Woody
Ms. Jennifer Monick

Re:	China Entertainment Group, Inc.
Form 10-KSB for Fiscal Year Ended
December 31, 2005
Filed April 23, 2007
File No. 000-29019

Dear Mr. Woody and Ms. Monick:

Set forth below are the responses from China Entertainment Group, Inc. (the “Company”) to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated October 22, 2007.  We have reproduced the Staff’s comments and have followed each comment with our response.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.
We reviewed your response to our prior comment one.  We do not believe that you have sufficiently justified management’s accounting treatment in regards to the amounts due from Colima.  Please provide additional information supporting management’s current treatment including citations for all accounting literature relied upon or revise accordingly.

Response: In addition to the accounting literature from Accounting Research Manager we referred to in our previous response letter, we also relied on Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (“SFAS 114”) issued by the Financial Accounting Standards Board.  In accordance to paragraph 8 of SFAS 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.  As mentioned in our previous response letter, the amount due from Colima, a parent company, was long overdue and there was no sign of repayment.  Our management acted prudently and made a “provision of impairment” for the amount due from the related party through profit or loss.  The management of the Company did not recognize such provision as a capital distribution since our management has been trying to recover such amount due.  In the subsequent period, the Company has recovered a portion of the amount due from Colima and the Company is currently negotiating with Colima for repayment of the remaining amount due.

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
December 3, 2007

Consolidated Statement of Changes in Stockholders’ Deficiency, page F-4

2.
We reviewed your response to our prior comment two.  Please clarify for us how you calculated that the increase in additional paid-in capital was $596 thousand when you retired the equity of the private company.

Response:  The increase in paid-in-capital of $596,620 included the equity of private company being retired in the amount of $128,206 in November 2004 and the remaining $468,414 represents the addition to additional paid-in-capital that arose from the transfer to the Company of certain assets and liabilities employed in the operation of the Company’s principal business activity during the Company’s reorganization, which took place during 2004.  The details of the reorganization are discussed in Part I, Item 1 (Description of Business) of our Annual Report on Form 10-KSB for the year ended December 31, 2005.

* * * *

Securities and Exchange Commission
Re:  China Entertainment Group, Inc.
December 3, 2007

Should you have any further question regarding the above, please contact the undersigned at (852) 2313-1888 or by fax at (852) 2191-9890.

Very truly yours,

CHINA ENTERTAINMENT GROUP, INC.

By:	/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer

Company Certification and Acknowledgment

On behalf of China Entertainment Group, Inc. (the “Company), I, Dorothy Wong, certify and acknowledge as follows in connection with responding to the Staff’s comment letter dated October 22, 2007:

1.	I am the duly appointed Chief Accounting Officer of the Company and have the power and authority to make the certification and acknowledgment contained herein for the Company;

2.	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

3.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

4.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dorothy Wong
Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.